DAKOTA CREEK MINERALS INC.


June 19, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: James Lopez

Re: Dakota Creek Minerals Inc. (the "Company")

Amendment No. 5 to Registration Statement on Form S-1
Filed June 18, 2012
File No. 333-178615

In response to your letter dated June 18, 2012, please see the responses below:

     1. The Company has updated its registration statement to include all of the disclosure requested relating to the JOBS Act.

     2. The Company and its representatives have not prepared any written material for presentation to potential investors. Similarly, no research reports about the Company have been prepared by any party that is participating or will participate in the offering.

Thank you for your assistance.

Very truly yours,

Dakota Creek Minerals Inc.


/s/ Kathy Sloan
----------------------------------
Kathy Sloan
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)